Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Filer: Ceres Acquisition Corp.
Filer’s Commission File Number: 132-02841
Subject Company: SH Parent, Inc.
Date: May 14, 2021

Parallel Announces Sale-Leaseback Transaction in Pennsylvania with Innovative Industrial Properties for Approximately $68 Million

Proceeds from the transaction will support the expected rollout of Parallel’s goodblend™ brand in the Commonwealth and fund a state-of-art cannabis growing and processing facility in Pittsburgh

ATLANTA, GA - May 14, 2021 – Parallel (the “Company”), one of the largest privately-held multi-state cannabis operators in the United States (U.S.), today announced the completion of a sale-leaseback transaction (the “Transaction”), in which Parallel sold its Pittsburgh, Pennsylvania warehouse to, and entered into a long-term lease agreement with, an affiliate of Innovative Industrial Properties, Inc. (IIP) (NYSE: IIPR), the first and only real estate company on the New York Stock Exchange focused on the regulated U.S. cannabis industry. The deal is valued at approximately $68 million.

Proceeds from the transaction will be used to complete the initial build-out of a warehouse in Pittsburgh that will be used as goodblend™ Pennsylvania’s (goodblend) state-of-the-art cannabis growing and processing facility when it is expected to begin operations in mid-2021. A retail brand of Parallel, goodblend is one of eight vertically integrated Clinical Registrants in the Commonwealth and was granted a license in partnership with the University of Pittsburgh School of Medicine in August 2020. In 2021, goodblend intends to open its growing and processing facility as well as two approved retail facilities in Pittsburgh and Erie, and will work to identify and open four additional allowed retail locations.

“This marks the fourth sale-leaseback transaction we’ve conducted with IIP, representing total proceeds of approximately $195 million in deal value to date. The collaboration with IIP supports our growth in Florida, Texas, and now Pennsylvania and helps us advance our mission to improve the quality of life through cannabinoids,” said William “Beau” Wrigley Jr., Chairman and CEO for Parallel. “Completion of our growing and processing facility is an important step as we enter the growing Pennsylvania cannabis market. While we were granted our Clinical Registrant license in the Commonwealth in August 2020, which includes a Clinical Research Partnership with the University of Pittsburgh School of Medicine, we now look forward to serving customers at our first goodblend retail stores in Pittsburgh and Erie, which we intend to open this summer.”

Following the completion of phase one of the renovation, the Pittsburgh warehouse will have approximately 124,000 square feet of usable space by Parallel with an additional 36,000 square feet available for future expansion.

“goodblend Pennsylvania is already hiring for the hundreds of new jobs that we ultimately expect to create in Western Pennsylvania. We have also begun local job recruitment initiatives and expungement programs to support inclusion and economic empowerment within the Commonwealth. Wherever possible, we focus on hiring local and outreach and training for workers in underserved communities,” said Elizabeth (Liz) Conway, Regional President, Parallel and goodblend Pennsylvania.

Pennsylvania, with almost 13 million residents, is the sixth most populous state in the U.S. The Commonwealth’s Medical Marijuana Program today has more than 425,000 registered patients.

About goodblend Pennsylvania

goodblend Pennsylvania is a retail brand of Parallel and was granted a vertically-integrated Clinical Registrant license in partnership with the University of Pittsburgh School of Medicine in August 2020. The Clinical Research Partnership with University of Pittsburgh School of Medicine, one of the leading medical research schools in the world, will initially focus on the impact of medicinal cannabis on various symptoms of sickle cell disease and chronic pain.

The goodblend retail brand reflects Parallel’s intent to lead the way to the future of cannabis by providing its customers a trusted, consistent, and seamless way for them to connect and learn, and to access innovative, high-quality cannabis products in a variety of form factors and to elicit such a positive experience that they come back again and again. The brand is about welcoming every type of customer and being an approachable source of products and information to support our customers’ well-being. The ethos of goodblend is based on Parallel’s commitment to compliance, quality and innovation, and on our actions to improve diversity, inclusivity and economic empowerment in the cannabis industry, and to be a great employer and local community partner.

About Parallel

Parallel is one of the largest privately-held, vertically integrated, multi-state cannabis companies in the United States with a mission to pioneer well-being and improve the quality of life through cannabinoids. Parallel recently announced that it intends to become a public company through a definitive business combination agreement with Ceres Acquisition Corp. (“Ceres”) (NEO: CERE.U, CERE.WT; OTCQX: CERAF), a special purpose acquisition corporation (SPAC). Parallel has ongoing operations in four medical and adult-use markets under the retail brands of Surterra Wellness in Florida; goodblend in Texas; New England Treatment Access (NETA) in Massachusetts, and The Apothecary Shoppe in Nevada. Parallel also has a license under its goodblend Pennsylvania brand for vertically integrated operations and up to six retail locations, in addition to a medical cannabis research partnership with the University of Pittsburgh School of Medicine. Subject to regulatory approval, Parallel will add Illinois as a sixth market when its recently announced acquisition of six Windy City Cannabis licenses is complete. Parallel has a diverse portfolio of high quality, proprietary and licensed consumer brands and products including Surterra Wellness, Coral Reefer, Float and Heights. Parallel operates approximately 50 locations nationwide, including 42 retail stores, and cultivation and manufacturing sites. Through its wholly-owned Parallel Biosciences subsidiary, it conducts advanced cannabis science and R&D for new product development in its facilities in Massachusetts, Florida, Texas and a facility in Budapest, Hungary through an exclusive license and partnership. Parallel follows rigorous operations and business practices to ensure the quality, safety, consistency, and efficacy of its products and is building its business by following strong values and putting the well-being of its customers and employees first. Find more information at www.liveparallel.com, or on Instagram and LinkedIn.

Media Contact

Taylor Foxman

tfoxman@liveparallel.com

Investor Contact

Investors@liveparallel.com

Forward Looking Statements

Forward-looking information in this news release is based on assumptions and cannot be assured within the meaning of applicable Canadian securities legislation and U.S. securities law (referred to herein as forward-looking statements), including statements regarding the Transaction and expected future growth. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include, but are not limited to, statements related to activities, events or developments that Parallel or Ceres expects or anticipates will or may occur in the future, statements related to Parallel's business strategy objectives and goals, and Parallel's management's assessment of future plans and operations which are based on current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Forward-looking statements can often be identified by the use of words such as "may", "will", "could", "would", “should”, "anticipate", 'believe", expect ", "intend", "potential ", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions or the negatives thereof. Such statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and are based on Parallel's management's belief or interpretation of information currently available. Forward-looking statements are neither historical facts nor assurances of future performance. Forward-looking statements in this press release includes statements regarding Parallel's investment in new technologies and products; the development and expansion of Parallel's brands; Parallel's expansion strategy and plans to grow its market share in existing and new markets; and strategic acquisition opportunities. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided, and forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. There can be no assurance that the transactions described herein will be completed or that, if completed, the combined public company will be successful.

Risk factors that could cause actual results, performance or achievement to differ materially from those indicated in the forward-looking statements include, but are not limited to the following: (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Ceres' securities, (ii) the risk that the Transaction may not be completed by Ceres' qualifying transaction deadline and the potential failure to obtain an extension of the qualifying transaction deadline if sought by Ceres, (iii) the failure to satisfy the conditions to the consummation of the Transaction, including the approval of the Transaction by the stockholders of Ceres and Parallel, as applicable (iv), the receipt of certain governmental and regulatory approvals, (v) the lack of a third party valuation in determining whether or not to pursue the proposed Transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vii) the impact of COVID-19 on Parallel's business and/or the ability of the parties to complete the proposed Transaction, (viii) the effect of the announcement or pendency of the Transaction on Parallel's business relationships, performance, and business generally, (ix) risks that the proposed Transaction disrupts current plans and operations of Parallel and potential difficulties in Parallel employee retention as a result of the proposed Transaction, (x) the outcome of any legal proceedings that may be instituted against Parallel or Ceres or their respective, directors, officers and affiliates related to the proposed Transaction, (xi) the risk that the combined public company's securities will not be approved for listing on the NEO Exchange or, if approved, that the combined public company will be able to maintain the listing, (xii) the price of Ceres' and the combined public company's securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Parallel operates, variations in performance across competitors, changes in laws and regulations affecting Parallel's business and changes in the combined capital structure and a return on securities of the combined public company is not guaranteed, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Transaction, and identify and realize additional opportunities, (xiv) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Parallel operates, (xv) the risk that Parallel and its current and future collaborators are unable to successfully develop and commercialize Parallel's products, brands or services, or experience significant delays in doing so, (xvi) the risk that the combined public company may never sustain profitability, (xvii) the risk that the combined public company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (xviii) the risk that the combined public company experiences difficulties in managing its growth and expanding operations, (xix) the risk that the pharmaceutical industry may attempt to dominate the cannabis industry, and in particular, legal marijuana, through the development and distribution of synthetic products which emulate the effects and treatment of organic marijuana, (xx) the agricultural risks related to insects, plant diseases, unstable growing conditions, water and electricity availability and cost, (xxi) the risk that may arise because cannabis continues to be a controlled substance under the United States Federal Controlled Substances Act, (xxii) the risk of product liability or regulatory lawsuits or proceedings relating to Parallel's products and services, (xixii) the risk that the combined public company is unable to secure or protect its intellectual property, (xxiv) tax risks, including U.S. federal income tax treatment, (xxv) risks relating to the reliance of Parallel on key members of management, (xxvi) risks inherent in businesses related to the agricultural industry, (xxvii) risks relating to potentially unfavorable publicity or consumer perception, (xxviii) Parallel may be subject to the risk of competition from synthetic production and technological advances, (xxix) investors in the combined public company and its directors, officers and employees who are not U.S. citizens may be denied entry into the United States, (xxx) product recalls, (xxxi) results of future clinical research, (xxxii) difficulty attracting and retaining personnel, (xxxiii) fraudulent or illegal activity by employees, contractors and consultants; information technology systems and cyber-attacks, (xxxiv) security breaches, (xxxv) natural disasters and terrorism risk, (xxxvi) restricted access to banking, (xxxvii) risks related to the lending facilities, (xxxviii) risks of leverage, (xxxix) heightened scrutiny by regulatory authorities, (xI) risk of legal, regulatory or political change, (xli) general regulatory and licensing risks, (xlii) Parallel and the combined public company may be subject to the risk of changes in Canadian as well as U.S. federal, state and local laws or regulations, (xliii) limitations on ownership of licenses, (xliv) Nevada regulatory regime and transfer and grant of licenses, (xIv) regulatory action and approvals from the FDA, (xlvi) constraints on marketing products, (xlvii) anti-money laundering laws and regulation, (xlviii) the combined public company’s status as an "Emerging Growth Company" under United States securities laws, (xlix) discretion in the use of proceeds, (l) subsequent offerings will result in dilution to shareholders of the combined public company, (li) voting control, and (lii) unpredictability caused by capital structure and voting control. Readers are cautioned that the foregoing list is not exhaustive.

Parallel and Ceres undertake no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.

U.S. Disclaimer

Neither the securities of Ceres nor of Parallel have been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered and sold in the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act.

Any securities of either Ceres or Parallel sold in the United States will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act. Such securities may be resold, pledged or otherwise transferred only pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an applicable exemption from the registration requirements of the U.S. Securities Act.